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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            eResearchTechnology, Inc.
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                                (Name of Issuer)

                     Common Stock, $.01 par value per share
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                         (Title of Class of Securities)

                                   29481V 10 8
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                                 (CUSIP Number)

                                December 31, 2005
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]   Rule 13d-1(b)

         [ ]   Rule 13d-1(c)

         [X]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                                     Page 2 of 6
Schedule 13G

CUSIP NO. 29481V 10 8
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1.  Names of Reporting Persons
    I.R.S. Identification Nos. of above persons (entities only)

    Joel Morganroth, M.D.

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2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)  _______________
         (b)  _______________

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3.  SEC USE ONLY

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4.  Citizenship or Place of Organization

    United States

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Number of             5.       Sole Voting Power
Shares                         2,409,000
Beneficially          ----------------------------------------------------------
Owned by              6.       Shared Voting Power
Each                           1,189,800
Reporting             ----------------------------------------------------------
Person With           7.       Sole Dispositive Power
                               2,409,000
                      ----------------------------------------------------------
                      8.       Shared Dispositive Power
                               1,189,800
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person

    3,598,800 (disclaims beneficial ownership of 1,125,000 shares - see Item 4)

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions) |_|

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11. Percent of Class Represented by Amount in Row (9)

         7.2%

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12.      Type of Reporting Person (See Instructions)

         IN

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                                                                     Page 3 of 6
Schedule 13G

CUSIP NO. 29481V 10 8
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ITEM 1.

         (A)   NAME OF ISSUER:

               eResearchTechnology, Inc.

         (B)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               30 South 17th Street
               Philadelphia, PA  19103

ITEM 2.

         (A) NAME OF PERSON FILING:

               Joel Morganroth, M.D.

         (B)   ADDRESS OF PRINCIPAL BUSINESS OFFICE, IF NONE, RESIDENCE:

               30 South 17th Street
               Philadelphia, PA  19103

         (C)   CITIZENSHIP:

               United States

         (D)   TITLE OF CLASS OF SECURITIES:

               Common Stock, $.01 par value per share

         (E)   CUSIP NUMBER:

               29481V 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:


         (a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

         (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

         (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-(b)(1)(ii)(F).


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                                                                     Page 4 of 6
Schedule 13G

CUSIP NO. 29481V 10 8
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         (g)  [ ]  A parent holding company or control person in
                   accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j)  [ ]  Group, in accordance with ss.240.13d-(b)(1)(ii)(J).

         Not applicable.

ITEM 4.  OWNERSHIP

         (A)  AMOUNT BENEFICIALLY OWNED:

              3,598,800*

         (B)  PERCENT OF CLASS:

              7.2%*

         (C)  NUMBER OF SHARES AS TO WHICH THE PERSON HAS:

              I.   SOLE POWER TO VOTE OR TO DIRECT THE VOTE:
                   2,409,000*

              II.  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:
                   1,189,800*

              III. SOLE POWER TO DISPOSE OR TO DIRECT THE
                   DISPOSITION OF: 2,409,000*

              IV.  SHARED POWER TO DISPOSE OR TO DIRECT THE
                   DISPOSITION OF: 1,189,800*
________________
*Of the 2,409,000 shares as to which Dr. Morganroth has sole voting and dispositive power, 1,482,750 shares are owned directly by Dr. Morganroth and 926,250 shares are underlying currently exercisable options granted under a stock option plan of the Issuer. Of the remaining shares, 64,800 shares are owned by a pension plan, as to which Dr. Morganroth has shared voting and dispositive power and 1,125,000 shares are held in three trusts**, the trustee of which is Dr. Morganroth's wife and the beneficiaries of which are Dr. Morganroth's children, and Dr. Morganroth disclaims beneficial ownership of these shares owned by the trusts.

** On February 9, 2004, the three trusts for the benefit of Dr. Morganroth's minor children entered into 10b5-1 plans in the form of variable prepaid forward agreements (the "Agreements") with an unaffiliated securities brokerage firm for an aggregate of 1,125,000 shares of the Issuer's Common Stock. The brokerage firm sold an aggregate of 1,125,000 shares of the Issuer's Common Stock into the

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                                                                     Page 5 of 6
Schedule 13G

CUSIP NO. 29481V 10 8
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public market in accordance with paragraphs (f) and (g) of Rule 144 under the
Securities Act of 1933, as amended. Pursuant to the Agreements, the trusts have agreed to sell the shares for the notional amount of $22.2672 per share, subject to adjustment as described below. The trusts have received aggregate upfront cash payments of $21,042,504. Under the Agreements, on February 12, 2009 (the "Settlement Date"), the trusts will be obligated to deliver an aggregate number of shares to the brokerage firm based on the closing price of the Issuer's Common Stock on the third business day preceding the Settlement Date (the "Settlement Price"), as follows: (a) if the Settlement Price is less than or equal to $22.2672 (the "Lower Limit"), a delivery of 1,125,000 shares; (b) if the Settlement Price is greater than the Lower Limit but less than $31.1741 (the "Upper Limit"), a delivery of a fraction of the 1,125,000 shares, the numerator of which will be the Lower Limit and the denominator of which will be the Settlement Price; and (c) if the Settlement Price is equal to or greater than the Upper Limit, a delivery of a fraction of the 1,125,000 shares, the numerator of which will be the sum of the Lower Limit plus the excess, if any, of the Settlement Price over the Upper Limit, and the denominator of which will be the Settlement Price.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
         THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBER OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                                     Page 6 of 6
Schedule 13G

CUSIP NO. 29481V 10 8
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date: January 3, 2006                            By:  /s/ Joel Morganroth, M.D.
      ---------------------------                     --------------------------
                                                      Joel Morganroth, M.D.